K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I S   &   F  R  A  N  K  E  L  LLP

                                          James A. Grayer
                                          Partner
                                          Phone   212-715-7616
                                          Fax   212-715-8050
                                          JGrayer@KRAMERLEVIN.com

                    December 2, 2008

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
SIGA Technologies, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 6, 2008
Form DEF 14A
Filed on April 9, 2008
File No. 000-23047

Dear Mr. Rosenberg:

Reference is made to the letter, dated November 26, 2008, to Mr. Thomas N. Konatich, Chief Financial Officer of SIGA Technologies, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2008, the Form 10-Q for the Quarterly Period Ended September 30, 2008, filed with the Commission on November 6, 2008, and the Form DEF 14A filed with the Commission on April 9, 2008.

In accordance with our conversation with Ibolya Ignat of your office, the Company anticipates providing its response to the Staff by December 19, 2008.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-7616.

                    Sincerely,

                    /s/ James A. Grayer
                    James A. Grayer

cc:   Thomas N. Konatich
    SIGA Technologies, Inc.

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